Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lolaark Vision Inc.
1037 CHESHIRE LN
HOUSTON, TX 77018
https://lolaarkvision.com/

Up to $1,070,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Lolaark Vision Inc.
Address: 1037 CHESHIRE LN, HOUSTON, TX 77018
State of Incorporation: DE
Date Incorporated: July 02, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 428,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $275.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Ultra Early Bird

Invest within the first 48 hours and receive an additional 18% bonus shares.

Super Early Bird

Invest within the next 4 days and receive an additional 15% bonus shares.

Very Early Bird

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird

Invest within the next 10 days and receive an additional 5% bonus shares.

Amount-Based

Tier 1: $5000+

Receive 5% bonus shares

Tier 2: $10,000+

Receive 10% bonus shares

Tier 3: $20,000+

Receive 15% bonus shares

Tier 4: $106,000+

Receive 15% bonus shares plus a one-to-one virtual meeting with the CEO every six months.

**All perks occur when offering is complete.*

<u>The 10% StartEngine Owners' Bonus</u>

Lolaark Vision, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Shade, low light, glare, headlights, haze, fog, heavy rain and murky waters dramatically reduce video clarity. These factors affect the performance of navigation software for autonomous, self-driving cars, or even remotely operated vehicles, including airborne and underwater drones.

Lolaark Vision Inc. has developed unique prototype software to improve radically the visibility of live video stream when the visibility is poor due to such conditions. In particular, we employ sophisticated mathematical algorithms to recover significant shape characteristics of objects, enhance structural details and suppress clutter. The main advantages of our software are the ability to selectively enhance the contrast of shapes delineating objects and of structural details on the surface of objects both close up and further away from the camera and the expansion of the visibility radius around the camera. Image details obscured to the naked eye or to a camera due to combinations of the invisibility conditions we previously listed become visible making objects and their surroundings easily identifiable by a human operator or a robot because the appearance of objects is restored as if the visibility was adequate.

Lolaark's prototype software is an easily adaptable platform for video stream post-processing for any type and resolution of digital cameras, including near-infra-red and HD thermal cameras.

Lolaark Vision's client base are other businesses. Future revenue streams will likely come from adaptations of the Lolaark Vision software as plugin modules for autonomous and remotely operated vehicle navigation, surveillance cameras, robots, including surgical robots. We expect another revenue stream to come from the sales of a future standalone video enhancement software for underwater marine asset inspections or inland water assets, such as dams, bridge footings, and docks.

Lolaark LLC is a related entity to the Company. Lolaark Vision Inc. and Lolaark LLC have common officers and share major shareholders. However, the two companies operate independently and have no inter-related financial transactions.

<u>Intellectual Property ("IP")</u>

The Company currently owns the following:

1. "System and method for image and video illumination neutralization for visibility enhancement." Inventors, S.K. Upadhyay and E.I. Papadakis. Provisional Patent Application 63/197,661. Filed on 6/7/2021.

2. Continuation in progress, of item 1 for colored images and video. Inventors, S.K. Upadhyay and E.I. Papadakis, "System and Method for Polychromatic Image and Video Illumination Neutralization for Visibility Enhancement."

We plan to convert both items to a non-provisional patent application before the end of 2021. Apart from these two IP items, Upadhyay and Papadakis own the source code of the prototype. Both IP items and all the source code and its trade secrets have been committed by the two inventors to the Company and are now the property of the Company.

Competitors and Industry

Our clients are other businesses that build piloting software for self-driving cars, drones, underwater remotely operated vehicles, face recognition-based security, and surveillance systems. These companies can integrate our technology as a preprocessing plugin to increase the accuracy of their systems when visibility conditions are poor. These key industry players utilize camera inputs for the autonomous, semiautonomous, and remotely operated piloting systems of their vehicles.

The global autonomous vehicle market was estimated at $54.23 billion in 2019 and is projected to reach $556.67 billion by 2026, with a CAGR of 39.47% from 2019 to 2026. The drone services market was estimated at $4.4 billion in 2019 and is projected to reach $63.6 billion by 2025, at a CAGR of 55.9%. Another key sector of interest for us, the global video surveillance market was valued at $42.94 billion in 2019 and is projected to reach $144.85 billion by 2027, registering a CAGR of 14.6% from 2020 to 2027. (Sources: Allied Market Research and Markets and Markets)

Another major sector for us, commercial diving, underwater drone operators, and sellers can also incorporate our technology to improve the inspection of underwater structures, such as vessel hulls, dams, and bridges, in their operations when water turbidity poses big visibility problems. There is an increasing interest and demand for marine and O&G assets management and upkeep worldwide. The vast majority of those assets are located in inland or coastal waters where underwater visibility is a serious problem for structural integrity inspection.

Technologies for contrast enhancements have existed since the early 90's. Two of our closest competitors in the market are Prohawk (http://www.prohawkgroup.com/) and Lyyn (https://www.lyyn.com/). All of our competitors specialize in standalone product marketing, but none of them attempts to market their products for the extreme visibility conditions we specialize on. Our main competitive advantages are: high image clean-up success even in very poor visibility conditions. Unlike our main niche market competitors, we have an active R&D team with broad expertise that is rare to find in the current market. In conclusion, among all of our competitors, we have a ready to bring to market prototype for real-time video clean-up that is suitable for adverse visibility conditions that can easily and reliably be integrated with modern AI-based piloting systems for autonomous, semiautonomous, and remotely operated piloting systems.

Current Stage and Roadmap

<u>Current Stage</u>

The Company is currently in the product development phase. We have a working prototype tested for a variety of visibility conditions: fog, haze, rain, and underwater low visibility (around 3/4 ft). The prototype shows promising performance in all of these types of conditions.

Future Roadmap

During the next three years, the Lolaark Vision prototype will be transformed into a marketable product for certain vertical markets. Priorities for this development will be determined based on the relevant industry connections we will be able to foster. Our plan is to work as a unique visual enhancement technology developer focusing on releasing plugin modules for bigger systems and generate royalty revenue and increase valuation.

Our main long-term goal in our five-year plan of development is to design live stream video enhancement and clarifier software adopted for object detectors suitable for automobiles with high levels (4 and 5) of automation. These cars use multiple cameras, so our software must be able to handle high frame rates, from multiple high definition cameras and be resilient to adverse visibility conditions. This is a technologically complex problem. Our current prototype can receive input from one camera only. The milestone we set is to have an advanced prototype handling inputs from multiple cameras.

Given our alliance with Texas Commerical Diving, the first industry we will begin the commercial deployment of Lolaark Vision, our technology platform, is underwater surveys and repairs, remotely operated vehicles, marine archaeology, and maritime accident investigations. We plan that in Q4 of 2022, we will release a marketable product to be used as a component of larger systems developed by key market players. During this time, we expect significant improvements in visual quality, clarity, and resolution. The resolutions we plan to expand to range from 1080p to 4K and possibly 8K. To establish this product in the marine inspections and market, we plan to obtain new technology qualifications from third-party, regulatory authorities.

In parallel, we plan to develop and test a version of the product for aerial drones, helicopter piloting (when conditions are hazy), and surveillance cameras.

We plan to apply for STTR federal grants to support a parallel research effort that will explore the embodiment of the Lolaark Vision technology for near-infrared, HD infra-red cameras, and hyperspectral cameras.

The Team

Officers and Directors

Name: Emanuel Papadakis

Emanuel Papadakis's current primary role is with University of Houston. Emanuel Papadakis currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: July 17, 2021 - Present
  Responsibilities: He is an active researcher, so he participates in the activities of the R&D team and supervises members of this team who are affiliated with higher education institutions, e.g. graduate student interns. For his services as CEO, and for his work with the R&D team, he will be receiving a salary of $3,300 per month.

- **Position:** Director
  Dates of Service: July 02, 2021 - Present
  Responsibilities: I, along with other directors, am responsible for managing and directing the affairs of Lolaark Vision Inc.

- **Position:** Treasurer
  Dates of Service: July 17, 2021 - Present
  Responsibilities: Oversee the financials of the company, payment of all applicable taxes

- **Position:** CEO
  Dates of Service: July 17, 2021 - Present
  Responsibilities: Direct the day-by-day operations and oversee all function of the company

Other business experience in the past three years:

- **Employer:** Lolaark LLC
  Title: Managing Partner
  Dates of Service: July 17, 2017 - Present
  Responsibilities: Direct the company and responsible for the day to day operations.

Other business experience in the past three years:

- **Employer:** University of Houston
  Title: Professor
  Dates of Service: September 01, 1999 - Present
  Responsibilities: instruction and Research. Mr. Papadakis began employment as an Associate Professor starting in Sept. 1, 1999 before being promoted to Professor.

Name: Sanat Kumar Upadhyay

Sanat Kumar Upadhyay's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: July 17, 2021 - Present
  Responsibilities: To support the president in decision-making, planning and overseeing the technology operations of the company. Dr. Upadhyay will be receiving a monthly salary of $1,200.

- **Position:** CTO
  Dates of Service: July 17, 2021 - Present
  Responsibilities: He is the head of the R&D department. Sanat Kumar Upadhyay completed his Ph.D. under Prof. Emanuel Papadakis in the year 2014. Dr. Upadhyay is the lead designer of algorithms and implementations of the video clarifier software. He leads our research and development team to expand the scope of our technology, explore new verticals and to upgrade and test our prototypes. For his services, he will be receiving a salary of $3,000 per month.

- **Position:** Director
  Dates of Service: July 17, 2021 - Present
  Responsibilities: Together with other directors on the board, he is responsible for managing and directing the affairs of Lolaark Vision Inc.

Other business experience in the past three years:

- **Employer:** Lolaark LLC
  Title: Chief Technology Officer
  Dates of Service: July 17, 2017 - April 30, 2021
  Responsibilities: Software Development and Research leader

Name: Dipendra Singh

Dipendra Singh's current primary role is with INET Business Solutions, Inc. Dipendra Singh currently services Less than 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Advisor
  Dates of Service: July 17, 2021 - Present
  Responsibilities: Responsibilities associated with being a member of the Board of Directors and advising the company on business matters. Dipendra holds equity in the company but does not currently receive a salary or equity compensation.

Other business experience in the past three years:

- **Employer:** NTDAS Inc.

Title: Founder and Owner
Dates of Service: January 01, 2014 - Present
Responsibilities: He is the principal of this company

Other business experience in the past three years:

- **Employer:** INET Business Solutions, Inc
  Title: Founder and Owner
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Responsible for the direction of the company.

Name: Randy Gagnon

Randy Gagnon's current primary role is with Texas Commercial Diving Inc.. Randy Gagnon currently services Less than 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: July 17, 2021 - Present
  Responsibilities: Maintains board and shareholder meetings minutes and archives of administrative procedures and records. Randy holds equity in the company but does not currently receive a salary or equity compensation.

- **Position:** Director
  Dates of Service: July 17, 2021 - Present
  Responsibilities: Responsibilities associated with being a member of the Board of Directors.

Other business experience in the past three years:

- **Employer:** Texas Commercial Diving Inc.
  Title: Chief Executive Officer
  Dates of Service: February 01, 2015 - Present
  Responsibilities: He is the executive officer and primarily coordinates that company's functions.

Other business experience in the past three years:

- **Employer:** Texas Commercial Diving Equipment and Rental Inc
  Title: Director
  Dates of Service: May 01, 2021 - Present
  Responsibilities: He is a member of the Board of Directors of this company

Other business experience in the past three years:

- **Employer:** Texas Commercial Diving Real Estate LLC
  Title: Board member
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Board member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC

limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that the management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational product or service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Lolaark Vision. Delays or cost overruns in the development of our Lolaark Vision and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Lolaark Vision Inc. was formed on July 2, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Lolaark Vision Inc. has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Lolaark Vision Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough businesses so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed

unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Emanuel Papadakis	2,700,978	Common Stock	35.34
Sanat Kumar Upadhyay	2,622,356	Common Stock	34.3

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 7,643,202 outstanding.

Voting Rights

One vote per share.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,643,202
  Use of proceeds: Initial issuance of securities.
  Date: July 17, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company can operate without revenue for 15 months, at a very minimal level of operations in anticipation of a second crowdfunding campaign as soon as this will be allowable by law or another investment assuming that the current campaign will not generate sufficient funds. To be more precise, we can maintain a minimal level of operation with even a small influx of campaign funds and supplement what is absolutely necessary with loans from the shareholders. In such a scenario, we will suspend our R&D, and we will proceed with a new technology qualification of our underwater video clarifier in order to turn this prototype into a viable marketable product and generate one revenue line within 12-15 months. On the other hand, depending on the success of our crowdfunding campaign, this length can be extended to 36 months with the full-scale R&D program as discussed previously.

Foreseeable major expenses based on projections:

The major expenses we project are for hiring software engineers and the scientific research personnel for the development of the envisioned products. In a three-year period, we anticipate this amount to reach $1.3M.

Future operational challenges:

The preliminary exploratory work and subsequent field tests of our software prototype for underwater operations have given us access to the market of commercial diving and ROVs. During this process, we established some important industrial connections in this particular market segment. On the other hand, we have not yet established connections with likely industrial partners in other verticals. Industrial partnerships are very crucial in our business model and they have to be cultivated. With a fully successful campaign, we will be able to allocate some funds for this purpose, but overall, this is our main operational challenge in the future.

Future challenges related to capital resources:

All operational plans assume that we will be able to raise the sought funds from our campaign. We are prepared to reduce the breadth of our program in order to develop one line of software modules, these that can used in underwater remotely operated vehicles that will thus generate royalty income. Nonetheless, depending on the amount this Reg CF campaign raises, we will go for a fresh capital influx with another Reg CF campaign in 13 or 24 months.

Future milestones and events:

In 15 to 24 months, we expect to have a fully marketable software module for underwater remotely operated vehicles and a product for commercial divers that will generate royalty income and will have received technology qualifications from marine asset certifying authorities.

If we raise the sought funds, we expect to go for another Reg CF campaign 33 months later in order to have funds to complete the development of the video clarifier module for the navigation software of autonomous vehicles and make a significant investment to pursue industrial partners in these verticals markets for software integration and testing.

In about 36 months, we expect to have a second revenue line from the surveillance camera and drone video clarifier modules.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company owes no money to any financial institution. The company owes $16,600 to StartEngine for various campaign fees. The company currently owes $20,000 in shareholder loans. Currently, cash on hand is at $10,007. The company has no lines of credit but has secured (not yet utilized) another $8,000 from shareholder loans to cover its pre-campaign and campaign expenses and the first operating expenses as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

The funds of this campaign are critical for the company's ability to translate its prototypes into marketable software. However, even with the 1/2 of the sought funds, the company can still operate at a lower level of activity with a limited R&D program to develop for the market one line of software that can in a year begin generating some revenue and buy the company time to launch another equity fundraising campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds of the company, almost 100% will be made up by the funds raised by the Reg CF campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises its minimum offering goal, it will continue to operate for another 15 months by maintaining a skeleton development team, establishing a small line of credit to cover essential expenses and maintain debt payments, and attempt another Reg CF campaign. Existing debts and any debts resulting from the Reg CF campaign and additional minimal operating expenses for a period of 15 months will be covered by cash contributions from the shareholders. During these 15 months, we will launch another Reg CF campaign. During this time, the skeleton personnel will consist of existing principal shareholders who will be partially compensated with sweat equity.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises its maximum offering amount, the company will be able to operate for 27 months by gradually reducing spending after the 18th month of operations. We assume the worst-case scenario that no revenue will be generated during these 27 months. To continue operations past the 27th month, the company will launch another Reg CF campaign on the 18th month. On the other hand, the optimal scenario is to have one line royalty revenue line established on the 24th month of operations, we will be able to prolong this 27 month period depending on the cash flow the revenue line will generate. Nevertheless, the Company will do whatever is possible to extend productive operations for as long as it can.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

We do not anticipate requiring capital contributions from our shareholders. However, we anticipate conducting another capital raise / Reg CF campaign in the future.

Indebtedness

- **Creditor:** Emanuel Papadakis
  Amount Owed: $14,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

- **Creditor:** Dipendra Singh
  Amount Owed: $6,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** Emanuel Papadakis
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan to the Company
  Material Terms: No interest rate, $14,000, matures on December 2021

- **Name of Entity:** Dipendra Singh
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan to the Company
  Material Terms: No interest, $6,000, matures in December 2021

Valuation

Pre-Money Valuation: $19,108,005.00

Valuation Details:

Lolaark Vision Inc. set its pre-money valuation based on analysis of the following factors:

1. Lolaark Vision Inc. has a marked advantage among its peers in leadership because its development team includes currently active researchers with diverse expertise in mathematics, computer science, and imaging. The President is a Professor of Mathematics at the University of Houston and has a 19 year-long track record of research federal funding. In addition, Its Board of Directors also has two successful entrepreneurs, one of them with significant experience in startups.

2. With regards to technological development, the Company has an easily adaptable working prototype extensively tested, proven to be highly capable of cleaning up live video stream of navigation cameras in poor visibility conditions. At least for one vertical, underwater inspections, the prototype can be easily be transformed into a product. Successful field tests of the prototype have been performed with commercial divers.

3. The Company's potential market size and breadth are broader than that of companies that specialize in the market of self-driving cars or assisting driving. We intend offer a plugin for this market and solve the visibility problem with a variety of cameras. Furthermore, our technology applies to three more sizable verticals (i.e., drones, ROV, and autonomous vehicles navigation).

4. Finally, in IP protection and industrial alliances, the companies we compare with are more advanced than us since we are at an earlier stage of business development. To give a tangible example, one such company is Epilog with a pre-money valuation of $21.1M. To account for our differences in the previous criteria, a reasonable difference between the valuations of Epilog and Lolaark Vision Inc. is between $2M-$3.2M, which is a 10-16% in value. Unlike Epilog, which is one of a handful of companies with technology for camera-based assisted driving, Lolaark Vision has no directly comparable market peer. This is an additional advantage adding to the Company's valuation.

Given those comparisons, we estimate that the fair value of Lolaark Vision Inc. is $19.1M.

The company sets its valuation internally, without a formal independent third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company does not have preferred stock, outstanding options, warrants, and other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *R&D, Working Capital*
  96.5%
  We will use these proceeds to cover basic business expenses until we will be able to launch another crowdfunding campaign. These expenses include limited further testing of our prototype for generating new promotional material and further establishing efficacy.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  67.5%
  These funds will cover the salaries of research team members and software developers. In addition, these funds will cover the costs of performance evaluations and qualification trials. R&D will be in part an in-house business but will also include cost for collaboration with major research universities in the USA. A portion of these funds will cover expenses for advanced training and skills development of members of the R&D team.

- *Operations*
  6.5%
  Insurance, accounting, equipment, software, office expenses, utilities, health insurance.

- *Marketing*
  10.0%
  These are costs for the promotion of Lolaark Vision technologies, travel to technology roadshows, conferences, exhibitions, and promotional student competitions and hackathons for talent recruitment.

- *Working Capital*
  7.0%
  We will maintain a set-aside working capital to use for joints ventures with technology companies that can use our technologies as a component of their products in order to establish a royalties revenue stream. Part of these funds will be allocated for patenting the company's IP, protecting source code and trademarks with copyrights.

- *Company Employment*
  5.5%
  These funds will help administrative salaries and at the salary of a business development officer to be hired on year 3 of operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://lolaarkvision.com/ (www.lolaarkvision.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lolaark

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lolaark Vision Inc.

[See attached]

Lolaark Vision, Inc. (the "Company") a Delaware Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of Inception, July 2nd, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Lolaark Vision, Inc.

We have reviewed the accompanying Statement of Financial Position of the Company as of July 2nd, 2021(inception) and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 23, 2021
Vincenzo Mongio

Statement of Financial Position

	As of July 2nd, 2021 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities.	
Startup Costs due to Founders	4,500
TOTAL LIABILITIES	4,500
EQUITY	
Common Stock	-
Additional Paid in Capital	-
Accumulated Deficit	(4,500)
Total Equity	(4,500)
TOTAL LIABILITIES AND EQUITY	-

Lolaark Vision, Inc
Notes to the Unaudited Statement of Financial Position
July 2nd, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lolaark Vision, Inc ("the Company") was formed in Delaware on July 2nd, 2021. The Company plans to earn revenue via the sale of video clarity restoration software as a component for other software applications such as autonomous or remotely operated vehicles and drones.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation - ASC 718-10-50

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The first tax return for the Company is due April 15th, 2022

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company was advanced $4.5k from founders for out-of-pocket startup costs incurred. The amounts do not accrue interest and are due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3.

NOTE 6 – EQUITY

The Company has authorized 25,000,000 of common shares with a par value of $0.000001 per share. 0 shares were issued and outstanding as of July 2nd, 2021. Subsequent to the date of these financials, the Company issued 7,643,202 shares in exchange for nominal amounts of cash of $764 and for services rendered by founders and 3rd parties.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 2nd, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 23, 2021, the date these financial statements were available to be issued.

The Company issued 7,643,202 shares in exchange for nominal amounts of cash of $764 and for services rendered by founders and 3rd parties.

The Company received an additional $13k in loans from owners. The amounts do not accrue interest and are due on demand.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Lolaark Vision Inc.

Making the invisible visible


Image taken in fog
Lolaark Vision

Website | HOUSTON, TX | TECHNOLOGY

$139,260 raised

147 Investors	**$19.1M** Valuation
$2.50 Price per Share	**$275.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Lolaark Vision Inc. is a software technology company inventing and developing software for live video stream visibility restoration that helps the driver or an automated system of a vehicle to view and recognize potential risks when visibility is bad. A major advantage of our technology is that it can be applied to any HD camera without requiring special optical instrumentation.

Overview | Team | Terms | Updates 4 | Comments | Follow

Reasons to Invest

- The global drone market is expected to grow to $63.6 billion by 2025; The autonomous (driverless) car market is projected to generate $556.67 billion by 2026; In 2027, the video surveillance market is projected to be worth $144.85 billion; The global medical imaging market size was valued at USD 15.9 billion in 2020.
- Lolaark Vision expects to become a trendsetter in areas where visual clarity and precision are a prerequisite for superior performance and reliability and Camera-based AI systems are key to safe and economical operations.
- The leadership consists of professionals with a variety of expertise, ranging from applied mathematics and computer science to startup launching and underwater operations.

OVERVIEW

Revolutionizing the way machines see the world


Raw Footage


Lolaark Vision

**Image of Lolaark Vision's software, which is in the prototype phase. Lolaark Vision's software is not currently available on the market.*

Video streams for drones or dash cams and camera-based AI applications, such as "auto-pilots" or assisted driving devices often lose visual clarity due to visibility problems caused by fog, rain, snow, or by lack of light as in nighttime.

Rewards

Get rewarded for investing more into Lolaark Vision Inc.:

$275+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Very Early Bird

Invest within the next 7 days and receive an additional 10% bonus shares.

6 days 15 hours 46 mins 10 secs

$5,000+ Investment

Tier 1: $5000+

Receive 5% bonus shares

$10,000+ Investment

Tier 2: $10,000+

Receive 10% bonus shares

$20,000+ Investment

Tier 3: $20,000+

Receive 15% bonus shares

$106,000+ Investment

Tier 4: $106,000+

Receive 15% bonus shares plus a one-to-one virtual meeting with the CEO every six months.

Lolaark Vision Inc. is a software technology company that is inventing and developing software for live video stream visibility restoration that helps the operator or an automated system of a vehicle to view and recognize potential risks. This groundbreaking technology has the potential not only to revolutionize industries, but also save lives from potential accidents by minimizing human operating error. Our software isn't a luxury; it's the next step in the evolution of live video stream restoration. Lolaark Vision's technology will provide visual clarity for AI based camera operating systems as they become more ubiquitous in everyday life.

Co-founders Dr. Sanat Kumar Upadhyay and Prof. Emanuel I. Papadakis invented several sophisticated mathematical models and algorithms that enabled visibility restoration and enhancement in a broad number of adverse conditions for all types of digital cameras. Our technology improves the visibility of scene structures in live video feed, still photography and in recorded videos, in a way that makes shapes easily recognizable even when they are not even visible in the original input.

THE PROBLEM

Most imaging operations can't handle poor conditions

Real-time operations such as self-driving cars, security and surveillance, underwater inspections, and medical imaging. require clear visibility for optimal performance. Shade, low light, glare, strong headlights, fog, heavy rain and murky water often reduces camera visibility, thus performance quality. As our lives are becoming increasingly machine dependent, human vision is gradually being replaced or complemented by camera vision. The synergy of other sensor error probabilities must be practically zero.


Haziness
can decrease
visibility
on the road

For instance, an autopilot for self-driving cars must detect objects ahead even under poor lighting conditions in order to avoid potentially dangerous obstacles. Marine safety inspections that are carried out by Remotely Operated Vehicles usually occur in inland water bodies or in river ports where visibility is always a difficult obstacle to overcome.


ROVs provide
visuals regardless
of depth underwater
even in extreme
environments

Security and Surveillance systems (such as face and object recognition systems) and drones can suffer poor visibility due to low illumination, haze, fog, precipitation, or or smoke. Camera sensors are unable to capture images with sufficient clarity in such conditions, which makes object recognition and scene perception very difficult and often inaccurate for both humans and machines. Biomedical images can also suffer different forms of illumination challenges. Also, microscopic images of live specimens may suffer poor visibility due to weakening of laser light intensity. Often we cannot use strong lasers as it may damage the specimens.



Drone footage is highly susceptible to bad weather

All of these industries rely on accurate and clear camera views to provide the necessary visibility for their respective users. The common problem in all of these cases is to find fast and efficient algorithms that improve visibility in real-time for videos and images.

THE SOLUTION

Our algorithms will make your cameras see clearly in real time

The technology we developed has unique advantages. It is highly parallelizable, hence we can implement it in real time by taking advantage of programmable Graphics processing units, such as NVIDIA graphics cards, fitted even in laptops. It also achieves high restoration clarity for a great variety of visibility conditions, even for bad ones, such as the murky waters of coastal ports. This unique level of performance provides us with a strong foothold in multiple markets.



Lolaark Vision increases the accuracy of camera-based systems regardless of visibility.
Camera
Your Tech
Low accuracy in poor visibility
Camera
Our Tech
Your Tech
Higher accuracy with restored visibility

For self-driving cars, Lolaark Vision has the technology to assist those AI-based autopilot systems by improving the visual quality of the camera inputs. Our technology can help an autopilot or human detect objects ahead even under poor lighting conditions to avoid dangerous obstacles in a timely manner. For security and surveillance usage, Lolaark Vision can greatly enhance their capabilities under poor visibility conditions, both in real-time applications and in post-processing applications.



Raw Footage
Lolaark Vision

In the biomedical imaging industry, our technology can greatly enhance visibility for both scans and medical cameras used for exploratory purposes by restoring the image quality during and after the scan. For marine operations, our prototype is currently configured for underwater cameras and can clean up a live video stream. Commercial divers and underwater drone operators can also use our technology with more confidence about what they see and in a fraction of time. Our technology allows them to inspect submerged structures such as ship hulls, dams, bridges in their operations when water turbidity poses big visibility problems. By harnessing the power of sophisticated mathematical algorithms and graphics card units, we tripled and quadrupled the visibility radius of underwater cameras in highly murky waters.



Areas Our Technology Provides Great Advantages Include
Autonomous Vehicles
Marine Operations
Security & Surveillance
Biomedical Imaging

Our target market is other businesses who manufacture large systems used for operations such as security, surveillance, navigation, incorporating object detection and recognition. They integrate our technology as a preprocessing plugin to increase the accuracy of their systems when visibility conditions are poor. Within this framework, our main revenue stream will come from royalties collected from these other companies operating in the aforementioned markets.

OUR TRACTION

Early results yield immediate success

We have developed both mathematical models and computational algorithms for our technology as well as working prototypes for both real time and offline visibility enhancement. So far, we have developed two prototypes, one for live video and another that works on saved video and photos. Both prototypes run on any gaming Windows PC with intel i7 processors and NVIDIA GTX 1060 card (or equivalent.)


Lolaark Vision Live
Enhances visibility in live underwater videos for resolutions up to 720p.

**Images are computer generated demo versions. Product is still currently under development*

The live video prototype works in a real-time and can process 720p video at 25 frames per second in real-time.


Lolaark Vision Offline
Works on video footage or photos to select the best fitting settings with the help of a preview window.

**Images are computer generated demo versions. Product is still currently under development*

The "Offline prototype" can process videos up to 4k resolution and 60 frames per second. It is designed to quickly evolve as a very useful companion for underwater surveyors, marine archaeologists and biologists, oceanographers, forensic investigators, search and recovery teams, pipeline inspectors, and civil engineers for bridge and dam inspections. This utility works on video footage, single or multiple photos with only a few clicks to select the best fitting settings with the help of a preview window.

Lolaark Vision Inc. prototype software increases the visibility of a scene captured in live video mode, thus increasing navigational and operational safety, as well as overall performance efficiency. Integrating our technology as a real-time preprocessing step in a camera operating system will significantly improve the accuracy of your system.

Our goal is to advance these prototypes into software components suitable for implementing our algorithmic designs for higher resolutions up to 8K and high frame rates. Doing so, our aim is to make the technology flexible enough to function as a pre-processing software component for HD-camera clarity restoration for a number of dynamically growing industrial applications.

THE MARKET

A staggering potential for applications


The projected growth of camera-based AI systems from 2016 to 2025
$1.4 Billion
$21.58 Billion
In 2027, the video surveillance market is projected to be worth
$144.85 billion

Source

The autonomous (driverless) car market is projected to generate $556.67 billion by 2026; In 2027, the video surveillance market is projected to be worth $144.85 billion. (Source)

The true beauty of our technology is its applicability across multi billion-dollar markets. Major industries such as transportation (e.g maritime assets and bridge inspections, self-driving cars, helicopters, and car auto-pilots), security, defense, and surveillance (UAVs, hyperspectral, infra-red, and HD-security cameras), manufacturing, healthcare (robotic surgeries), and even entertainment are adopting artificial intelligence based camera operations. This trend provides Lolaark Vision an incredible opportunity to establish itself across multiple industries. (Source)


We Believe Our Technology Can Enhance Navigational And Operational Safety And Efficiency

WHY INVEST

We'd like to be the eyes of the future

AI based camera operations and remotely controlled missions are already becoming the norm across many industries, and they're trending to become even more commonplace. Our unique and highly effective technology can greatly enhance the vision of cameras across several different industries, translating into healthy capital returns for investors. Invest in a trend-setter new company, Lolaark Vision Inc and share our vision, to make visible what is currently invisible.

**Image of Lolaark Vision's software, which is in the prototype phase. Lolaark Vision's software is not currently available on the market.*


Raw Footage
Lolaark Vision

Meet Our Team



Emanuel Papadakis, Ph.D

President, Treasurer, and Director

Papadakis is a Professor of Mathematics at the University of Houston in Houston, Texas. He has over 22 years of experience in applied mathematics. His area of research includes image and video processing, computer vision, deep learning, neuroscience imaging with an emphasis on the synaptic network, and statistics. Professor Papadakis is the second inventor of the technologies of Lolaark Vision. Papadakis has been the mentor of six Ph.D students.



Sanat Kumar Upadhyay, Ph.D.

Vice President, CTO, and Director

Sanat Kumar Upadhyay is the primary inventor of the technologies of Lolaark Vision, which he initially formulated as part of a research project with co-inventor Prof. Emanuel Papadakis. He later headed our team in successfully translating the work into commercial prototypes. He has 9 years of research and development experience in applied mathematics, computer science, software development, and microscopy, which gives him a very strong multidisciplinary background.



Randy Gagnon

Secretary and Director

Randy Gagnon is one of our domain experts in the field of marine operations. He is the CEO of a successful company serving the maritime industry, theTexas Commercial Diving Inc. TCD is a business leader in the Houston-Galveston area for underwater ship repair, propeller polishing, hull cleaning and under water seal replacement for over 30 years. Randy is a professional diver and in this capacity he is one of our in-house experts for the Lolaark Vision prototype's trials in the murky waters.



Dipendra Singh

Director and Advisor

Dipendra K. Singh is a seasoned entrepreneur who has founded and co-founded several successful startups and has immense experience in business development and corporate finance. He is the Founder and owner of INET Business Solutions, Inc, which has become a highly reputed name among attorneys, accounting professionals, and small to medium-sized businesses.

Offering Summary

Company	Lolaark Vision Inc.
Corporate Address	1037 CHESHIRE LN, HOUSTON, TX 77018
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$275.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	4,000
Maximum Number of Shares Offered	428,000
Price per Share	$2.50
Pre-Money Valuation	$19,108,005.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Ultra Early Bird

Invest within the first 48 hours and receive an additional 18% bonus shares.

Super Early Bird

Invest within the next 4 days and receive an additional 15% bonus shares.

Very Early Bird

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird

Invest within the next 10 days and receive an additional 5% bonus shares.

Amount-Based

Tier 1: $5000+

Receive 5% bonus shares

Tier 2: $10,000+

Receive 10% bonus shares

Tier 3: $20,000+

Receive 15% bonus shares

Tier 4: $106,000+

Receive 15% bonus shares plus a one-to-one virtual meeting with the CEO every six months.

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Lolaark Vision, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Some more examples of our enhancements.

1 day ago

We could not showcase many good examples that we have of our enhancements. We will use updates section to share some more examples that we could not in our main campaign.

Being able to read inscriptions in very turbid (murky) water is an excellent test for visual clarity. The example below shows a metal plate immersed in water taken from the bayou in Houston. The water is filled with a lot of suspended soil particles.
Nevertheless, one can see the inscription "Master Mark" becoming much clearer when we use Lolaark Vision to enhance the raw footage.



Only two days left for our Super Early Bird Offer

2 days ago

Why not earn an extra 15% of shares? Does it worth waiting on the sidelines? I think not. Invest now and earn an extra 15%. This offer will expire on Friday morning 10AM Eastern time.

Crossing the 100K mark

3 days ago

Thank you StartEngine investors for your trust in our team and your faith in our technology and its future. In just 3 days after launching and 7 days after Hurricane Nicholas hovered our area, **we crossed the 100K mark.**

Adding a timeline

4 days ago

In response to questions regarding the lack of a timeline, we feel that we need to add some remarks. The following is just the text version of our timeline of translating our prototypes into products for different vertical markets. The first product line will be the software suite for underwater inspections with divers or remotely operated vehicles.

July 2021 – Incorporation

August 2021 – Initiate brand awareness. Introduce our technology with early experimental results.

September 2021 – Launch StartEngine Campaign

November 2021 – Submit a non-provisional patent application and initiate the process for third party qualification of our technology

for underwater applications.

March 2022 – Complete the new hiring process and start the upgrade of our existing prototype.

November 2022 – Complete the development of an upgraded commercial version of Lolaark

Vision for marine operations.

June 2023 – Complete testing of Lolaark Vision for marine operations and the related new technology qualification.

December 2023 – Complete the development of live video clarifier prototype, compatible with drones and

ROVs.

December 2024 – Complete building experimental prototype for Autonomous vehicles.

END OF UPDATES

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Neil F. SE OWNER 44 INVESTMENTS 3 days ago Pinned by Company

Emanuel P. your response to my post yesterday, and reviewing all the information on the StartEngine site for the raise, helps put me at ease. I am comfortable making an investment for a number of reasons.

1) I sense from you, that is contagious in me, a confidence level with the mathematics and its application to the primary goal of enhanced realtime video under all conditions and a plugin that will work with all video imaging products.

2) U of H didn't release the commercialization of the product(s) to you because they didn't believe in the work. But because they wanted to focus their projects to Pharmacy related work. While the principles at Lolaark Vision are committed to the enhanced video software.

3) The company is being run VERY frugally, and will make the most of whatever amount of money comes through this raise. The principles have their interests aligned with those of use investing through this CF raise, by having a substantial amount of the same shares in the company.

4) The work going on has a dual focus. First, optimize for underwater marine applications with very near term vetting partners to use "our" software to greatly improve their products. Second, minimize any changes needed for other types of use in the product development map and beyond.

5) I like that this is a software company whose customers are businesses that will do the manufacturing, marketing, and distribution. Or possibly government agencies will want to contract products through other companies who will use our software.

6) Along with the primary use case of a plug in for real time video, there is the application of enhancing existing video or photos. One commenter even mentioned the idea of creating a product for people with poor eyesight.

1 View 1 reply

Neil F. SE OWNER 44 INVESTMENTS 4 days ago Pinned by Company

It sounds like all past, present, and future vision related research and IP are part of Lolaark Vision Inc. Is the core time commitment and focus of the two principle team members on the furtherance of Lolaark Vision, Inc.?

0 View 8 replies

Ignas G. 3 INVESTMENTS a day ago

You should be able to make further improvements to videos where you have a lot of particles moving such as snow so that currently obscured parts are visible. You could use machine learning for that.

0 View 1 reply

William O. 7 INVESTMENTS 4 days ago

Will this augment and enhance the view with various camera applications, or will it also augment and enhance the view from LIDAR applications? If so, will Lolaark be considered as an integrator, that can augment a combined camera & LIDAR system? Also, could Lolaark be considered for low visibility conditions for aviation operations, etc? What is the size of the system, so could it be considered for use in military, rescue, and firefighter operations by a single warfighter? Even when wearing NOD for low light conditions, dust storms and smoke dampen out all visibility. If sized appropriately, could Lolaark be carried by a single person, to augment poor visibility in real time?

1 View 1 reply

Damiano T. 6 INVESTMENTS 4 days ago

Hi, interesting opportunity! Have some questions:
1) It's mentioned in the video that your technology was developed while doing research at U of Houston. Does the university know that you are attempting to commercialize this technology developed using their resources and they're fine with that? Is there still similar work being done currently at U of H?
2) Through the pitch deck there are many qualitative references to enhanced visibility, greater advantages, etc. as it relates to your camera technology. I'm not an engineer/scientist, but just wondering if there are any quantitative metrics you can share to help better understand the quality/accuracy of image capture with vs. without your tech?
3) Offering doc states you have much larger competitors with products already in the market. How does your technology compare to those?
4) It seems the current focus is on the marine market, whereas the large opportunity in autonomous vehicles isn't something you will be working on for a few years. Given how fast that market is evolving and many tech companies along with the auto OEMs already investing significantly in that arena, aren't you going to miss the boat if you haven't started already?

0 View 2 replies

Ashutosh G. 25 INVESTMENTS 5 days ago

Do you agreement with any customer for underwater solution you are expecting to launch in 2022 end or 2023? If yes what kind of pipeline of orders we are looking at

0 View 2 replies

Intuitional P. 5 days ago

I believe most of the AI based camera in todays world depend on increased definition and enhanced hardware requirements in order to achieve precision. Whereas, Lolaark vision offers a software algorithm to embed with any existing camera system and enhance the image quality. This takes the load away from hardware. Its potential is huge considering how dependent the technologies are on précised images now a days.

3 View 1 reply

Ashutosh G. 25 INVESTMENTS 5 days ago

So Epilog is not your competitors based upon your clarification to one the questions where as I think they already have similar technology developed. Share per price looks very high considering the first product will be available by 2023 and that too tentative.

0 View 2 replies

Stephen H. 4 INVESTMENTS 5 days ago

I did a search of the form C filings for "patent" and found nothing. Please put this information in the details section. I have walked away from several listings because terms of patent ownership were ambiguous or unfavorable to investors.

0 View 1 reply

Marc R. SE OWNER 73 INVESTMENTS 5 days ago

What's your road map? Do you have an MVP or only prototypes? Do you have current plans for pilot beta programs?

How are you planning to earn revenue? Is it a licensing subscription service or a piece of software they purchase?
Have you had discussions with upcoming drone or EV companies to partner as they first roll out to market?

0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

What if we could dramatically improve autonomous machines so accidents like this never have to happen?

Autonomous machines are rapidly improving our lives - but their reliability is only as good as their vision. And in the harshest visibility conditions, they can fail - sometimes with deadly consequences.

Lolaark Vision is a company adding superhuman eyesight to the cameras feeding AI navigation systems. Our groundbreaking technology significantly enhances video quality and object detection of ANY high definition camera, in real time.

With Lolaark Vision, autonomous and manned machines that depend on vision will have far greater perception in the harshest visibility conditions, like fog, rain, snow, darkness, even underwater, making them far more reliable, and these dramatically reducing the probability of harmful accidents to humans or property.

Our technology, initially developed at the University of Houston, is designed to easily integrate into ANY high definition camera system.

Any machine with a navigation system or scene detection is a potential customer, making our market global. And as we move quickly into the autonomous age, our target markets are growing fast.

Drones will be able to maneuver better. Unmanned or remotely operated small vessels will be able to navigate more safely. Helicopter pilots will be able to fly better. Surgical robots will be able to pinpoint their targets better. Satellites and surveillance cameras will be able to detect better even when haze, humidity or shadows diminish their view.

As the President of a commercial diving operation here in Texas, I know this technology can be a game changer. Greater visibility under water will drastically improve our safety and our efficiency, whether we're inspecting a shipwreck or doing underwater repairs. Lolaark Vision helps our divers see, and feel safe, even in the harshest waters where visibility is less than one foot.

That's why I joined our team of expert academics, mathematicians, computer scientists, and entrepreneurs with collectively over 40 years of research and operational experience. Combined, we are the uniquely perfect team to take this technology to market.

The possibilities in this age of machine autonomy are endless — but we can't afford any accidents.

Lolaark Vision has the cutting edge technology to equip these machines with superhuman vision, whose market size is poised to grow significantly. Be a part of the next success story to make the world safer, and machines more reliable.

Invest today and join us in making the invisible, visible.

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